

July 25, 2014

Via E-mail
Robert J. Michel
Chief Financial Officer
ASTA Funding, Inc.
210 Sylvan Avenue
Englewood Cliffs, NJ 07632

> **Re: ASTA Funding, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2013**
> **Filed December 13, 2013**
> **Response dated March 28, 2014**
> **Response dated April 7, 2014**
> **Response dated June 20, 2014**
> **File No. 001-35637**

Dear Mr. Michel:

We have reviewed your supplemental responses and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2013

Notes to Consolidated Financial Statements

Note C – Consumer Receivables Acquired for Liquidation, page F-16

1. We note your response to comments 2 and 3 of our letter dated May 1, 2014. In discussions with us, you have indicated that the materiality analysis provided in response to comment 3 was not fully accurate. Please provide us a corrected and updated SAB 99 materiality analysis that assesses the impact on the financial statements for the six months ended March 31, 2014, the nine months ended June 30, 2014 and for the years ended

September 30, 2013 and 2012 if you accounted for your interest method portfolios using the cost method under ASC 310-30.

2. Please tell us how you plan to account for your interest method portfolios as of June 30, 2014 and going forward. If you plan to change your accounting prospectively, please tell us how you determined that changing the accounting prospectively was appropriate.

3. Please provide us the following information for each non-zero basis interest method portfolio for each quarter in fiscal year 2013 and 2014:

    a. estimated cash flows to be collected each quarter; and
    b. actual cash flows collected.

    If the actual cash flows collected for any of the above portfolios were significantly less than your estimated cash flows to be collected for a period, please tell us the amount of impairment recognized. If no impairment was recognized, please explain to us in detail why.

    You may contact William Schroeder, Staff Accountant, at (202) 551-3294 or me at (202) 551-3437 if you have questions regarding our comments.

                                        Sincerely,

                                        /s/ Michael Volley

                                        Michael Volley
                                        Staff Accountant